UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor
Montevideo, Uruguay, 11100
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.        Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of March 31, 2024 and December 31, 2023 and for the three-month period ended March 31, 2024 and 2023 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
Name: Juan David Bastidas
Title: Chief Legal Counsel

Date: May 15, 2024

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of March 31, 2024 and December 31, 2023 and for the three-month period ended March 31, 2024 and 2023 (Unaudited)

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
 For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2024	2023
REVENUES
Sales by Company-operated restaurants	$1,031,422	$946,354
Revenues from franchised restaurants	49,934	44,438
Total revenues	1,081,356	990,792

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(360,987)	(333,866)
Payroll and employee benefits	(201,960)	(185,317)
Occupancy and other operating expenses	(299,053)	(263,723)
Royalty fees	(65,003)	(56,739)
Franchised restaurants – occupancy expenses	(21,990)	(18,209)
General and administrative expenses	(68,658)	(65,592)
Other operating income (expenses), net	3,846	(1,061)
Total operating costs and expenses	(1,013,805)	(924,507)
Operating income	67,551	66,285
Net interest expense and other financing results	(16,438)	(9,859)
Loss from derivative instruments	(1,933)	(4,929)
Foreign currency exchange results	(998)	7,283
Other non-operating expenses, net	(429)	(110)
Income before income taxes	47,753	58,670
Income tax expense, net	(18,961)	(21,026)
Net income	28,792	37,644
Less: Net income attributable to non-controlling interests	(283)	(237)
Net income attributable to Arcos Dorados Holdings Inc.	$28,509	$37,407

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.14	$0.18
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.14	0.18

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Consolidated Statements of Comprehensive Income
 For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars

	2024	2023
Net income	$28,792	$37,644
Other comprehensive (loss) income, net of tax:
Foreign currency translation	(8,986)	35,497
Cash flow hedges:
Net gain (loss) recognized in accumulated other comprehensive income	2,509	(6,346)
Reclassification of net (gain) loss to consolidated statement of income	(1,917)	4,212
Cash flow hedges (net of deferred income taxes of $(80) and $59)	592	(2,134)
Securities available for sale:
Unrealized loss on available for sale securities (net of deferred income taxes of $(27) and $nil)	(155)	(25)
Securities available for sale	(155)	(25)
Total other comprehensive (loss) income	(8,549)	33,338
Comprehensive income	20,243	70,982
Less: Comprehensive income attributable to non-controlling interests	(207)	(221)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$20,036	$70,761

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of March 31, 2024 and December 31, 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	March 31, 2024	As of
	(Unaudited)	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$127,496	$196,661
Short-term investments	34,977	50,106
Accounts and notes receivable, net	148,745	147,980
Other receivables	41,289	38,719
Inventories	52,527	52,830
Prepaid expenses and other current assets	143,513	118,982
Derivative instruments	45	—
Total current assets	548,592	605,278
Non-current assets
Miscellaneous	103,990	104,225
Collateral deposits	2,500	2,500
Property and equipment, net	1,124,925	1,119,885
Net intangible assets and goodwill	71,073	70,026
Deferred income taxes	101,184	98,163
Derivative instruments	48,993	46,486
Equity method investments	19,031	18,111
Lease right of use asset	953,139	954,564
Total non-current assets	2,424,835	2,413,960
Total assets	$2,973,427	$3,019,238
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$322,753	$374,986
Royalties payable to McDonald’s Corporation	22,007	21,292
Income taxes payable	83,073	77,722
Other taxes payable	78,856	85,421
Accrued payroll and other liabilities	167,246	142,487
Provision for contingencies	1,480	1,447
Interest payable	18,342	7,447
Short-term debt	32,069	29,533
Current portion of long-term debt	1,725	1,803
Derivative instruments	6,351	6,025
Operating lease liabilities	93,146	93,507
Total current liabilities	827,048	841,670
Non-current liabilities
Accrued payroll and other liabilities	27,891	27,513
Provision for contingencies	51,015	49,172
Long-term debt, excluding current portion	713,126	713,038
Derivative instruments	17,440	16,733
Deferred income taxes	1,598	1,166
Operating lease liabilities	848,784	853,107
Total non-current liabilities	1,659,854	1,660,729
Total liabilities	2,486,902	2,502,399
Equity
Class A shares of common stock	389,923	389,907
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,703	8,719
Retained earnings	544,140	566,188
Accumulated other comprehensive loss	(571,554)	(563,081)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	484,760	515,281
Non-controlling interests in subsidiaries	1,765	1,558
Total equity	486,525	516,839
Total liabilities and equity	$2,973,427	$3,019,238
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Condensed Consolidated Statements of Cash Flows
 For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars

	2024	2023
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$28,509	$37,407
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash (used in) provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	43,091	33,520
Gain on sales of restaurants businesses	(1,331)	—
Foreign currency exchange results	4,466	905
Loss from derivative instruments	1,933	4,929
Others, net	(4,573)	2,193
Changes in assets and liabilities	(81,483)	(49,467)
Net cash (used in) provided by operating activities	(9,388)	29,487
Investing activities
Property and equipment expenditures	(61,214)	(46,982)
Purchases of restaurant businesses paid at acquisition date	(5,023)	—
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,187	4
Proceeds from short-term investments	45,000	15,000
Acquisition of short-term investments	(30,000)	(10,000)
Other investing activity	(134)	(35)
Net cash used in investing activities	(49,184)	(42,013)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(12,639)	(10,530)
Open Market Repurchases of 2027 Senior Notes	—	(1,904)
Open Market Repurchases of 2029 Senior Notes	—	(2,813)
Net payment of derivative instruments	—	(715)
Net short-term borrowings	5,604	(222)
Other financing activities	(1,010)	(982)
Net cash used in financing activities	(8,045)	(17,166)
Effect of exchange rate changes on cash and cash equivalents	(2,548)	(5,850)
Decrease in cash and cash equivalents	(69,165)	(35,542)
Cash and cash equivalents at the beginning of the year	196,661	$266,937
Cash and cash equivalents at the end of the period	$127,496	$231,395

Supplemental cash flow information:
Cash paid during the period for:
Interest	$1,414	$1,190
Income tax	33,558	18,287
Non-cash investing and financing activities:
Dividend declared pending of payment	37,918	29,492
Seller financing pending of payment	297	2,500
Settlement of franchise receivables related to purchases of restaurant businesses	510	—

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Consolidated Statement of Changes in Equity
 For the three-month period ended March 31, 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,964,031	$389,907	80,000,000	$132,915	$8,719	$566,188	$(563,081)	(2,309,062)	$(19,367)	$515,281	$1,558	$516,839
Net income for the period (Unaudited)	—	—	—	—	—	28,509	—	—	—	28,509	283	28,792
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(8,473)	—	—	(8,473)	(76)	(8,549)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share) (Unaudited)	—	—	—	—	—	(50,557)	—	—	—	(50,557)	—	(50,557)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	2,082	16	—	—	(16)	—	—	—	—	—	—	—
Balances at end of period (Unaudited)	132,966,113	$389,923	80,000,000	$132,915	$8,703	$544,140	$(571,554)	(2,309,062)	$(19,367)	$484,760	$1,765	$486,525

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statement of Changes in Equity
 For the three-month period ended March 31, 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,903,607	$389,393	80,000,000	$132,915	$9,206	$424,936	$(613,460)	(2,309,062)	$(19,367)	$323,623	$804	$324,427
Net income for the period (Unaudited)	—	—	—	—	—	37,407	—	—	—	37,407	237	37,644
Other comprehensive income (Unaudited)	—	—	—	—	—	—	33,354	—	—	33,354	(16)	33,338
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.19 per share) (Unaudited)	—	—	—	—	—	(40,022)	—	—	—	(40,022)	—	(40,022)
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	20	—	—	—	—	20	—	20
Balances at end of period (Unaudited)	132,903,607	$389,393	80,000,000	$132,915	$9,226	$422,321	$(580,106)	(2,309,062)	$(19,367)	$354,382	$1,025	$355,407

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guiana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.    Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2023.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

Operating results for the three-month period ended March 31, 2024 are not necessarily indicative of results that may be expected for any future periods.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity.

In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate for certain services and goods, (iii) approvals required from the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties and dividends. Furthermore, Venezuela has currency restrictions which have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the three-month period ended March 31, 2024.

As of March 31, 2024, Argentina’s and Venezuela’s net nonmonetary asset positions were $167.4 million and $16.6 million, respectively, mainly fixed assets.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent from the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. These obligations require payment in full within 180 days of the invoice date. As of March 31, 2024 and December 31, 2023, $14,094 and $13,650, respectively, of the Company’s total accounts payable (included within “Accounts payable” in the Balance Sheet) are available for this purpose.

Recent accounting pronouncements

Recent Accounting Pronouncements Not Yet Adopted

Segment Reporting

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The pronouncement expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. We are currently in the process of determining the impact that ASU 2023-07 will have on the Company's consolidated financial statement disclosures.

Income Taxes

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The pronouncement expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. We are currently in the process of determining the impact that ASU 2023-09 will have on the Company's consolidated financial statement disclosures.

Climate related disclosures

In March 2024, the U.S. Securities and Exchange Commission adopted rules requiring registrants to disclose climate-related information in registration statements and annual reports. Registrant will be required to disclose, within the financial statements, the effect of severe weather events and other natural conditions. This rule is effective for Large accelerated filers starting in fiscal year 2025.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Short-term debt

Short-term debt consists of the following:

	As of
	March 31, 2024	As of
	(Unaudited)	December 31, 2023
Short-term bank loans	$26,479	$29,502
Bank overdrafts	5,590	31
Total	$32,069	$29,533

Short-term bank loans

As of March 31, 2024 and December 31, 2023, short term bank loans were comprised of two loans in Chile that were granted by Banco Itaú Chile and Banco de Chile S.A., amounting to CLPs (Chilean pesos) 17,300,000 and CLPs 8,632,300, respectively, with an annual interest rate of 8.28% and 8.88%, respectively, which will mature in December 2024.

Revolving credit facility

On February 15, 2024, the Company renewed its revolving credit facility with JPMorgan upon the same previously existing terms and conditions, now maturing on February 17, 2026. This revolving credit facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at SOFR plus 3.10% that will be payable on the date of any prepayment or at maturity.

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws. In addition, the Company is required to comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable) to EBITDA lower than 3.00x. As of March 31, 2024, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 1.20x and thus it is currently in compliance with the ratio requirement.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these condensed consolidated financial statements in connection with this revolving credit facility.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Long-term debt

Long-term debt consists of the following:

	As of
	March 31, 2024	As of
	(Unaudited)	December 31, 2023
2029 Notes	$334,200	$334,200
2027 Notes	379,265	379,265
Finance lease obligations	7,690	8,498
Other long-term borrowings	1,997	1,700
Subtotal	723,152	723,663
Discount on 2029 Notes	(3,868)	(4,059)
Discount on 2027 Notes	(2,366)	(2,571)
Premium on 2029 Notes	364	382
Premium on 2027 Notes	1,052	1,141
Deferred financing costs	(3,483)	(3,715)
Total	$714,851	$714,841
Current portion of long-term debt	1,725	1,803
Long-term debt, excluding current portion	$713,126	$713,038

2029 and 2027 Notes

The following table presents additional information related to the 2029 and 2027 Notes (the “Notes”):

			Principal as of
	Annual interest rate	Currency	March 31, 2024 (Unaudited)	December 31, 2023	Maturity
2029 Notes	6.125%	USD	$334,200	$334,200	May 27, 2029
2027 Notes	5.875%	USD	379,265	379,265	April 4, 2027

The following table presents additional information for the three-month period ended March 31, 2024 and 2023:

	Interest Expense (i)		DFC Amortization (i)		Amortization of Premium/Discount, net (i)
	2024 (Unaudited)	2023 (Unaudited)	2024 (Unaudited)	2023 (Unaudited)	2024 (Unaudited)	2023 (Unaudited)
2029 Notes	$5,117	$5,159	$118	$174	$173	$177
2027 Notes	5,570	5,598	114	123	116	127

(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

On April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay certain loans (the “Secured Loan Agreement”) signed by the Company’s Brazilian subsidiary, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness which had been drawn during 2020 in order to maintain liquidity affected by the effects of COVID-19. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company capitalized as DFC $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which are being amortized over the life of the notes.

The following table summarizes the activity of 2027 Notes as of March 31, 2024:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	April 4, 2017	$265,000	—	—	$—
Additional issuance	September 11, 2020	$150,000	—	—	$—
Additional issuance of 2027 Notes related to 2023 exchange	October 13, 2020	$138,354	—	—	$—
Open market repurchases	During 2021	$(17,368)	105.74%	—	$(18,364)
Cash Tender	May 13, 2022	$(150,000)	99.94%	103.00%	$(154,407)
Open market repurchases	During 2022	$(4,721)	98.01%	—	$(4,627)
Open market repurchases	During 2023	$(2,000)	95.20%	—	$(1,904)
Principal amount of 2027 Notes as of March 31, 2024:		$379,265

(i) Not including accrued and unpaid interest

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as net interest expense and other financing results within the consolidated statement of income.

On April, 2022, the Company’s subsidiary ADBV issued sustainability-linked Senior Notes for an aggregate principal amount of $350 million which matures in 2029 (the “2029 Notes”). Interests on the notes are accrued at a rate of 6.125% per annum from April 27, 2022 and, from and including May 27, 2026, the interest rate payable on the 2029 Notes may increase to 6.250% per annum or 6.375% per annum if either or both Sustainability Performance Targets (SPT), respectively, have not been satisfied by December 31, 2025. The SPT to be satisfied are:

(i) Reductions of greenhouse gas emissions by 15% in restaurants and offices.
(ii) Reductions of greenhouse gas emissions by 10% in supply chain.

Periodic payments of principal are not required and interest is paid semi-annually commencing on November 27, 2022. The 2029 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. The proceeds from 2029 Notes were mainly used by the Company to fund the tender offers for 2023 and 2027 Notes and the redemption for 2023 Notes launched during 2022. The Company capitalized as DFC $2,651 of financing costs related to the issuance of 2029 Notes, which are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the activity of 2029 Notes as of March 31, 2024:

Transaction	Date	Principal Amount	Average Price	Total payment (i)
Issuance	April 27, 2022	$350,000	—	$—
Open market repurchases	During 2022	$(12,800)	93.87%	$(12,015)
Open market repurchases	During 2023	$(3,000)	93.76%	$(2,813)
Principal amount of 2029 Notes as of March 31, 2024:		$334,200

(i) Not including accrued and unpaid interest

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 and 2029 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occur, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2029 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments

The Company’s derivatives that are designated for hedge accounting consist of cross-currency interest rate swaps, foreign currency forwards, call spreads, interest coupon only swaps and sustainability linked ESG principal only swap and are classified as cash flow hedges. Further details are in "Derivatives designated as hedging instruments" section.

The Company enters into certain derivatives that are not designated for hedge accounting. The Company has entered into foreign currency forwards, call spread and interest coupon only swap to mitigate the foreign currency fluctuations on foreign currency denominated liabilities. Further details are explained in the “Derivatives not designated as hedging instruments” section.

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of March 31, 2024 and December 31, 2023:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	As of	As of	Balance Sheets Location	As of	As of
		March 31, 2024 (Unaudited)	December 31, 2023		March 31, 2024 (Unaudited)	December 31, 2023
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$935	$119	Accrued payroll and other liabilities	$(1,605)	$(1,536)
Call spread + coupon-only swap	Derivative instruments	3,184	2,823	Derivative instruments	(147)	(185)
Sustainability-linked ESG principal only swap	Derivative instruments	18,962	18,466	Derivative instruments	(254)	(261)
Cross-currency interest rate swap	Derivative instruments	21,197	19,337	Derivative instruments	(2,170)	(2,398)
Subtotal		$44,278	$40,745		$(4,176)	$(4,380)
Derivatives not designated as hedging instruments
Forward contracts	Derivative instruments	$45	$—	Derivative instruments	$(426)	$—
Call spread + coupon-only swap	Derivative instruments	3,607	3,761	Derivative instruments	(13,169)	(12,578)
Call spread	Derivative instruments	2,043	2,099	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	—	Derivative instruments	(7,625)	(7,336)
Subtotal		$5,695	$5,860		$(21,220)	$(19,914)
Total derivative instruments		$49,973	$46,605		$(25,396)	$(24,294)

Derivatives designated as hedging instruments

Cash flow hedge

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of March 31, 2024, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 12 months.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Moreover, the Company, through its Brazilian subsidiary, enters into certain instruments designated as cash flow hedge to reduce the exposure to variability in expected future cash flows related to intercompany loans (principal and interest). The Company uses call spread, coupon-only swaps, cross-currency interest rate swap and a sustainability-linked ESG principal only swap. As of March 31, 2024, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 5 years.

The following table presents the notional amounts of the Company’s outstanding derivative instruments classified as cash flow hedge:

	Notional amount as of
	March 31, 2024 (Unaudited)	December 31, 2023
Forward contracts	$45,242	$44,412
Call spread + coupon-only swap	24,000	24,000
Sustainability-linked ESG principal only	50,000	50,000
Cross-currency interest rate swap	80,000	80,000

Additional disclosures

The following table presents the pretax amounts affecting income and other comprehensive (loss) income for the three-month period ended March 31, 2024 and 2023 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Unaudited)		(Gain) Loss Reclassified from Accumulated OCI into income (Unaudited)
	2024	2023	2024	2023
Forward contracts (i)	$81	$(3,126)	$666	$879
Cross-currency interest rate swaps (ii)	2,227	(4,878)	(1,962)	4,476
Call spread (iii)	310	—	(298)	813
Coupon-only swap (iii)	179	—	(122)	(239)
Sustainability linked ESG principal only swap (ii)	962	—	(1,531)	—
Total	$3,759	$(8,004)	$(3,247)	$5,929

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

(ii)The net income (loss) recognized in income is presented as follows:

	For the three-month period ended March 31,
Adjustment to:	2024 (Unaudited)	2023 (Unaudited)
Net interest expense and other financing results	$(641)	$(311)
Foreign currency exchange results	4,134	(4,165)
Total	$3,493	$(4,476)

(iii)The results recognized in income related to call spread agreements were recorded as an adjustment to “Foreign currency exchange results”. The results recognized in income related to coupon-only agreements were recorded as an adjustment to “Net interest expense and other financing results”.

Derivatives not designated as hedging instruments

The Company entered into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately within “Loss from derivative instruments”.

The following table presents the notional amounts of the Company’s outstanding derivative instruments not designed as hedging instruments:

	Notional amount as of
	March 31, 2024 (Unaudited)	December 31, 2023
Forward contracts	$43,000	$—
Call spread + coupon-only swap	50,000	50,000
Call spread	30,000	30,000
Coupon-only swap	30,000	30,000

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.    Share-based compensation

2011 Equity Incentive Plan

From 2011 to 2019, the Company made recurring grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards to attract and retain the most highly qualified and capable professionals and to promote the success of its business (“Equity Incentive Plan” or “2011 Plan”). The last portion of the 2011 Plan vested in May 2023.

The Company recognized stock-based compensation expense related to this award in the amount of $nil and $20 during the three-month period ended March 31, 2024 and 2023, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

For the period ended March 31, 2024, the Company issued 2,082 Class A shares. Therefore, accumulated recorded compensation expense totaling $16 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

As of March 31, 2024, there were 6,002 Class A shares, amounting to $43, pending of issuance in connection with previous partial vesting.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share per unit on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested.

The following table provides information about the awards granted by the Company and pending of payment as of March 31, 2024:

Grant	Units	Vesting period
2019	1,300,496	May 2024
2021	874,294	May 2024
2022	866,481	May 2025
2023	32,599	April 2024
	736,776	May 2026

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation benefit (expense) for the three-month period ended March 31, 2024 and 2023 amounts to $659 and $(469) respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of March 31, 2024:

	Units	Settlement
Outstanding at December 31, 2023	3,200,187	$—
Outstanding at March 31, 2024	3,200,187	—

The following table provides a summary of the plan as of March 31, 2024:

Total Non-vested (i)
Number of units outstanding (i)	3,200,187
Share price as of March 31, 2024	11.12
Total fair value of the plan	35,586
Weighted-average accumulated percentage of service	73.16%
Accrued liability (ii)	26,035
Compensation expense not yet recognized (iii)	9,551

(i)Related to awards that will vest between April 2024 and May 2026.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 1.68 years.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s Corporation on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve; and pay an initial franchise fee for each new restaurant opened;
(ii)to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years. This percentage increased to 6% and 7% for the subsequent two five-year periods of the agreement. Nevertheless, at times, McDonald’s Corporation has supported Company’s investment plans by agreeing to provide an incentive (the “growth support”), which resulted or is expected to result in a lower royalty rate;
(iii)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company’s gross sales on Advertising and Promotion activities;
(iv)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(v)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company would not be in compliance with these commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

On January 10, 2022, the Company reached an agreement with McDonald’s Corporation on a new growth and investment plan for the next few years. To support its future growth, the Company plans to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to provide growth support which resulted in an effective royalty rate of 5.6% and 6.0% of sales in 2022 and 2023, respectively, and is expected to result in an effective royalty rate of about 6.0% of sales in 2024.

For the three-month period ended March 31, 2024, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the period mentioned, were as follows:

March 31, 2024 (Unaudited)
Fixed Charge Coverage Ratio	2.17
Leverage Ratio	3.23

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

In addition, the Company maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Itaú	$	15,000
Credit Suisse (i)	$	45,000
JPMorgan (i)	$	20,000

(i) Maintained through the Company’s wholly-owned subsidiary ADBV.

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	March 31, 2024 (Unaudited)
Itaú	Net indebtedness to EBITDA	4.50	1.16
Credit Suisse (i)	Indebtedness to EBITDA	4.00	0.61
JPMorgan (i)	Indebtedness to EBITDA	4.50	0.61

(i) Maintained through the Company’s wholly-owned subsidiary ADBV.

For the three-month period ended March 31, 2024 all the ratios were in compliance.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of March 31, 2024 and December 31, 2023, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $52,495 and $50,619, respectively, presented as follows: $1,480 and $1,447 as a current liability and $51,015 and $49,172 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	March 31, 2024	As of
	(Unaudited)	December 31, 2023
Tax contingencies in Brazil	$42,599	$40,583
Labor contingencies in Brazil	12,283	12,674
Others	5,855	5,929
Subtotal	60,737	59,186
Judicial deposits	(8,242)	(8,567)
Provision for contingencies	$52,495	$50,619

As of March 31, 2024, there are certain matters related to the interpretation of tax, customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $506 million and $570 million. In accordance with ASC 405-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As of March 31, 2024, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $203 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. As of March 31, 2024, the provision for contingencies includes $1,423 ($1,458 as of December 31, 2023), related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

9.    Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographic areas and major customers.

The following table presents information about profit or loss and assets for each reportable segment:

	For the three-month period ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$448,937	$374,198
NOLAD	302,721	259,266
SLAD	329,698	357,328
Total revenues	$1,081,356	$990,792

	For the three-month period ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Adjusted EBITDA:
Brazil	$75,446	$59,473
NOLAD	28,602	23,700
SLAD	24,741	40,716
Total reportable segments	128,789	123,889
Corporate and others (i)	(19,854)	(23,385)
Total adjusted EBITDA	$108,935	$100,504

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the three-month period ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$108,935	$100,504

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(43,091)	(33,520)
Gains from sale or insurance recovery of property and equipment	1,801	8
Write-offs of long-lived assets	(94)	(707)
Operating income	67,551	66,285
(Less) Plus:
Net interest expense and other financing results	(16,438)	(9,859)
Loss from derivative instruments	(1,933)	(4,929)
Foreign currency exchange results	(998)	7,283
Other non-operating expenses, net	(429)	(110)
Income tax expense, net	(18,961)	(21,026)
Net income attributable to non-controlling interests	(283)	(237)
Net income attributable to Arcos Dorados Holdings Inc.	$28,509	$37,407

	For the three-month period ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$18,358	$14,722
NOLAD	11,904	9,848
SLAD	10,433	7,121
Total reportable segments	40,695	31,691
Corporate and others (i)	2,565	1,980
Purchase price allocation (ii)	(169)	(151)
Total depreciation and amortization	$43,091	$33,520

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the three-month period ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$18,939	$16,734
NOLAD	17,544	8,730
SLAD	24,727	21,343
Others	4	175
Total property and equipment expenditures	$61,214	$46,982

	As of
	March 31,
	2024	December 31,
	(Unaudited)	2023
Total assets:
Brazil	$1,304,498	$1,304,759
NOLAD	914,170	900,429
SLAD	748,715	748,073
Total reportable segments	2,967,383	2,953,261
Corporate and others (i)	109,712	171,255
Purchase price allocation (ii)	(103,668)	(105,278)
Total assets	$2,973,427	$3,019,238

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of March 31, 2024 and December 31, 2023, corporate assets primarily include cash and cash equivalents and short-term investments.

(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill, considering the corresponding depreciation and amortization. As of March 31, 2024 and December 31, 2023, primarily related with the reduction of goodwill.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,124,925 on March 31, 2024; and $1,119,885 on December 31, 2023. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

As of March 31, 2024 and December 31, 2023, the Company issued 212,966,113 and 212,964,031 shares with no par value, consisting of 132,966,113 and 132,964,031 Class A shares respectively and 80,000,000 Class B shares for each period.

As of March 31, 2024 and December 31, 2023, the Company had 2,309,062 shares in treasury.

Therefore, as of March 31, 2024 the Company had 210,657,051 shares outstanding, consisting of 130,657,051 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 12, 2024, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.24 per share to be paid in four installments, as follows: $0.06 per share in March 28, June 28, September 27 and December 27, 2024, respectively. As of March 31, 2024, the Company paid $12,639 of cash dividends.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Accumulated other comprehensive loss

The following tables set forth information with respect to the components of “Accumulated other comprehensive loss” as of March 31, 2024 and 2023, respectively, and their related activity during the three-month period ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2023	$(555,781)	$(3,015)	$(4,285)	$(563,081)
Other comprehensive (loss) income before reclassifications (Unaudited)	(8,910)	2,509	(155)	(6,556)
Net gain reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)		(1,917)	—	(1,917)
Net current-period other comprehensive (loss) income (Unaudited)	(8,910)	592	(155)	(8,473)
Balances at March 31, 2024 (Unaudited)	$(564,691)	$(2,423)	$(4,440)	$(571,554)

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2022	$(609,090)	$(746)	$(3,624)	$(613,460)
Other comprehensive income (loss) before reclassifications (Unaudited)	35,513	(6,346)	(25)	29,142
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	4,212	—	4,212
Net current-period other comprehensive income (loss) (Unaudited)	35,513	(2,134)	(25)	33,354
Balances at March 31, 2023 (Unaudited)	$(573,577)	$(2,880)	$(3,649)	$(580,106)

(i)Related to unrealized results on available for sale securities. As of March 31, 2024, the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $4,977, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost amounted to $9,968.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
11.    Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the three-month period ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$28,509	$37,407
Weighted-average number of common shares outstanding - Basic	210,655,747	210,594,545
Incremental shares from vesting of restricted share units	—	58,567
Weighted-average number of common shares outstanding - Diluted	210,655,747	210,653,112

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.14	$0.18
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.14	$0.18

12.    Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guiana, Guadeloupe, Martinique, Aruba, Curaçao, the USVI and Trinidad and Tobago (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of March 31, 2024 and December 31, 2023:

	As of
	March 31,
	2024	December 31,
	(Unaudited)	2023
Other receivables	5,109	5,979
Miscellaneous	4,168	4,190
Accounts payable	(20,774)	(26,092)

The following table summarizes the transactions between the Company and the Axionlog Business for the three-month period ended March 31, 2024 and 2023:

	For the three-month period ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Food and paper (i)	$(79,808)	$(69,497)
Occupancy and other operating expenses	(2,487)	(2,149)

(i)Includes $15,287 of distribution fees and $64,521 of supplier purchases managed through the Axionlog Business for the three-month period ended March 31, 2024; and, $14,817 and $54,680, respectively, for the three-month period ended March 31, 2023.

As of March 31, 2024 and December 31, 2023, the Company had other receivables with Operadora de Franquicias Saile S.A.P.I. de C.V. totaling $693 and $710, respectively.

13.    Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month period ended March 31, 2024 and 2023 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2024 and December 31, 2023:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	As of	As of	As of	As of	As of	As of	Balance as of	Balance as of
	March 31, 2024 (Unaudited)	December 31, 2023	March 31, 2024 (Unaudited)	December 31, 2023	March 31, 2024 (Unaudited)	December 31, 2023	March 31, 2024 (Unaudited)	December 31, 2023
Assets
Cash equivalents	$55,262	$113,726		$—	$—	$—	$55,262	$113,726
Short-term Investments	$30,000	$45,000	$4,977	$5,106	$—	$—	$34,977	$50,106
Derivatives		$—	$49,973	$46,605	$—	$—	$49,973	$46,605
Total Assets	$85,262	$158,726	$54,950	$51,711	$—	$—	$140,212	$210,437
Liabilities
Derivatives	$—	$—	$25,396	$24,294	$—	$—	$25,396	$24,294
Total Liabilities	$—	$—	$25,396	$24,294	$—	$—	$25,396	$24,294

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

As of March 31, 2024, the fair value of the Company’s short term and long-term debt was estimated at $733,746, compared to a carrying amount of $765,262. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of March 31, 2024, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.